Exhibit 99.15
EXPLANATORY NOTE
This amended Management’s Discussion and Analysis (''MD&A’’) for the three-month and six-month periods ended May 31, 2010 and May 31, 2009 reflects the Company’s adoption of International Financial Reporting Standards (''IFRS’’), as issued by the International Accounting Standards Board (''IASB’’). The Company originally filed a MD&A for the three-month and six-month periods ended May 31, 2010 and May 31, 2009 on July 7, 2010. That MD&A was based on financial statements prepared in accordance with generally accepted accounting principles in Canada (''Canadian GAAP’’). In the fourth quarter of 2010, the Company filed a request to adopt IFRS two years in advance of the date required by the Accounting Standards Board. The request was approved by the regulatory authorities. The Company is filing amended interim consolidated financial statements and this amended MD&A to comply with this approval.
This amended MD&A continues to describe conditions, trends results and outlook as of July 7, 2010, which was the date of the original MD&A. Except for the changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after July 7, 2010 and the Company has not modified or updated the discussion and analysis from its original filing.
This amended MD&A and the amended interim consolidated financial statements for the three-month and six-month periods ended May 31, 2010 and 2009 supersede the Company’s original filings and should be read in conjunction with the consolidated financial statements as at November 30, 2010 and 2009 prepared in accordance with IFRS.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three-month and six-month periods ended May 31, 2010
The following amended MD&A provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), for the three-month and six-month periods ended May 31, 2010, as compared to the three-month and six-month periods ended May 31, 2009. This view contains certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. The amended unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This amended MD&A should be read in conjunction with the amended unaudited interim consolidated financial statements of the Company and the notes thereto as at May 31, 2010, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
The Company’s growth strategy is centered upon the development of tesamorelin. In late 2008, Theratechnologies entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”) (an affiliate of Merck KGaA, Darmstadt, Germany), for the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.
The principal strategic objective of Theratechnologies is to obtain regulatory approval for tesamorelin in this indication and good progress was made in the second quarter by participating in the U.S. Food and Drug Administration (“FDA” or the “Agency”) Endocrinologic and Metabolic Drugs Advisory Committee. On May 27, 2010, the Committee recommended by a 16 to 0 unanimous vote that tesamorelin be granted marketing approval by the FDA for this treatment.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Although advisory committees provide their recommendations to the FDA, the final decisions on marketing approvals are made by the Agency. The FDA has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin New Drug Application (“NDA”), will be July 27, 2010. If tesamorelin is approved, the Company expects to receive regulatory milestone payments, royalties and additional milestone payments from sales of tesamorelin by EMD Serono in the U.S.
In addition, Theratechnologies has begun building inventory in preparation for the launch of tesamorelin in the U.S., in the event of FDA approval. In the coming months, the Company will continue building inventory.
Revenues
Consolidated revenues for the three-month period ended May 31, 2010, amounted to $1,717,000, compared to $1,717,000 in 2009. For the six-month period ended May 31, 2010, consolidated revenues were $3,434,000, compared to $3,149,000 in 2009. The increased revenues for the six-month period in 2010 are related to a longer amortization period (6 months in 2010 versus 5.5 months in 2009) for the initial payment received within the collaboration and licensing agreement with EMD Serono.
The initial payment received upon the closing of the agreement with EMD Serono of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive. For the three-month period ended May 31, 2010, an amount of $1,712,000 ($1,711,000 in 2009) was recognized as revenue related to this transaction, while an amount of $3,423,000 was recognized as revenue for the six-month period related to this transaction ($3,137,000 in 2009). At May 31, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $17,114,000.
R&D Activities
Research and development (“R&D”) expenses net of tax credits totaled $4,178,000 for the second quarter of 2010, compared to $5,355,000 in 2009. For the six-month period ended May 31, 2010, R&D expenses net of tax credits were $8,301,000 compared to $11,075,000 in 2009, representing a decrease of 25.0%. The R&D expenses incurred in the second quarter of 2010 are mainly related to regulatory activities connected with the preparation for the FDA Advisory Committee meeting, whereas the expenses incurred in the second quarter of 2009 were principally related to the end of the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy and the preparation of the NDA which was submitted to the FDA in May 2009. This explains the significant reduction in R&D expenses in accordance with the Company’s plans.
Selling and Market Development Expenses
Selling and market development expenses amounted to $765,000 for the second quarter of 2010, compared to $545,000 in 2009. For the six-month period ended May 31, 2010, selling and market development expenses amounted to $1,385,000, compared to $5,295,000 in 2009. The 2010 selling and market development expenses are principally composed of business development and market research outside the United States and the costs of managing the agreement with EMD Serono. In 2009, the Company incurred first-quarter expenses totalling $4,269,000 in connection with professional fees related to the transaction with EMD Serono.
General and Administrative Expenses
For the second quarter of 2010, general and administrative expenses amounted to $1,959,000, compared to $1,555,000 in 2009. For the six-month period ended May 31, 2010, general and administrative expenses amounted to $3,704,000, compared to $3,492,000 in 2009. The increase in the second quarter of 2010 is due to increased corporate communication activities associated with the FDA Advisory Committee meeting. Expenses in the six-month period in 2009 include costs associated with revising the Company’s business plan.

Net Financial Income
Finance income in the second quarter of 2010 amounted to $509,000 compared to $600,000 in 2009. Finance income in the six-month period ended May 31, 2010 was $1,087,000 compared to $1,177,000 in 2009. The year-over-year declines are due to lower average cash positions and a decrease in yield on our bond portfolio. Finance costs in the second quarter of 2010 were $95,000 compared to $316,000 in 2009. Finance costs in the six-month period ended May 31, 2010 were $143,000 compared to $745,000 in 2009. The higher finance costs in 2009 are due to foreign exchanges fluctuations and include a first-quarter exchange loss of $416,000 incurred upon the conversion of the initial payment from EMD Serono to Canadian dollars.
Net Loss
Reflecting the changes in revenues and expenses described above, the Company recorded a second quarter net loss of $4,771,000 ($0.08 per share), compared to a net loss of $5,454,000 ($0.09 per share) in 2009. For the six-month period ended May 31, 2010, the net loss was $9,012,000 ($0.15 per share), compared to a net loss of $16,281,000 ($0.27 per share) in 2009.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.
(in thousands of Canadian dollars, except per share amounts)

	2010			2009			2008 (1)
	Q2	Q1	Q4	Q3	Q2	Q1
	amended	amended	amended	amended	amended	amended	Q4	Q3

Revenues	$1,717	$1,717	$1,718	$12,601	$1,717	$1,432	$616	$710
Net (loss) earnings	$(4,771)	$(4,241)	$(4,654)	$5,779	$(5,454)	$(10,827)	$(15,145)	$(11,220)
Basic and diluted (loss) earnings per share	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)

(1)	Theratechnologies adopted IFRS in fiscal 2010 with a transition date of December 1, 2008. Consequently, the selected financial information for the year ended November 30, 2008, as presented in our 2009 Audited Consolidated Financial Statements, which were presented in conformity with Canadian GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for fiscal 2010 and 2009.
As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Financial Position
At May 31, 2010, cash and bonds amounted to $49,048,000, and tax credits and grants receivable amounted to $1,669,000, for a total of $50,717,000.
For the three-month period ended May 31, 2010, cash used for operating activities, excluding changes in operating assets and liabilities, was $4,387,000, compared to $4,987,000 in 2009. For the six-month period ending May 31, 2010, cash used for operating activities, excluding changes in operating assets and liabilities, was $8,248,000, compared to $15,399,000 in 2009.
Subsequent events
Except for changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after July 7, 2010, the date of the filing of the MD&A prepared in accordance with Canadian GAAP. The annual MD&A of the Company prepared in accordance with IFRS has been filed concurrently with this amended MD&A. This amended MD&A should be read in conjunction with the November 30, 2010 annual financial statements and the related MD&A for additional disclosures with respect to subsequent events.
Transition to IFRS
The Company has applied IFRS 1 and the accounting policies set out in note 3 in preparing the financial statements for the period ended May 31, 2010, the comparative information for the period ended May 31, 2009, for the year ended November 30, 2009, and for the opening IFRS statement of financial position as at December 1, 2008 (the Company’s date of transition).
In preparing these interim consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.
The Company elected to apply the following optional exemptions from full retrospective application:
(i)	Share-based payment transaction exemption:

The Company has elected to apply the share-based payment exemption. It applied IFRS 2 from December 1, 2008 to those stock options that were issued after November 7, 2002 but that had not vested by December 1, 2008. The application of the exemption is detailed below.

(ii)	Designation of financial assets and financial liabilities exemption:

The Company elected to re-designate cash from the held for trading category to loans and receivables.
As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.
In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.
An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in note 8 of the amended unaudited interim consolidated financial statements for the periods ended May 31, 2010 and 2009
Outstanding Share Data
On July 6, 2010, the number of shares issued and outstanding was 60,497,934, while outstanding options granted under the stock option plan were 2,897,472.
Contractual Obligations
There were no material changes in contractual obligations during the first six months of the year, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
Forward-Looking Information
This MD&A for the second quarter of 2010 contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA, the receipt of milestone payments and/or royalties under the agreement entered into with EMD Serono, the filing of a New Drug Submission in Canada, the potential increase in the adjusted burn rate, and the completion of a conversion plan to IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the risk that the payment of milestones is delayed or not received or that the royalties from the sale of tesamorelin are not received, the risk that the preparation of a New Drug Submission in Canada is delayed or is not completed, and the risk that the Company is unable to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States will be successful, no issue will occur in the preparation of a New Drug Submission in Canada, and the Company is able to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this MD&A.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009. This MD&A is dated July 7, 2010, and has been approved by the Audit Committee.
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